January 23, 2025

Brian G. Atwood
Trustee
Atwood-Edminster Trust dtd 4-2-2000
4165 Canyon Road
Lafayette, CA 94549

       Re: Atwood-Edminster Trust dtd 4-2-2000
           CERo Therapeutics Holdings, Inc.
           Schedule 13D Filed by the Atwood-Edminster Trust dtd 4-2-2000 et al. Filed October 30, 2024
           File No. 005-92943
Dear Brian G. Atwood:

       We have conducted a limited review of the above-captioned filing and have the following comment.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comment applies to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

Schedule 13D Filed October 30, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       September 25, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the September 25, 2024 event date, the Schedule 13D submitted on October 30, 2024 was not timely filed. Please advise us why the
Schedule 13D was
       not filed within the required five business days after the date of the acquisition.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 January 23, 2025
Page 2

      Please direct any questions to Brian Soares at 202-551-3690 or Nicholas Panos at
202-551-3266.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Mergers &
Acquisitions